Exhibit 99.1
Shanda Games Reports Second Quarter 2010 Unaudited Results
Shanghai, China—September 9, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2010.
Second quarter 2010 Financial Highlights(1)
•
Net revenues for the second quarter of 2010 were RMB1,112.7 million (US$163.9 million), compared to RMB1,158.5 million and RMB1,143.2 million for the same period last year and the first quarter of 2010, respectively.

•
Net revenues from massively multi-player online role-playing games (MMORPGs) were RMB1,015.4 million (US$149.5 million), compared to RMB1,079.3 million and RMB1,022.9 million for the same period last year and the first quarter of 2010, respectively. Active paying accounts (APA) for MMORPGs remained flat at 9.64 million, compared to 9.62 million in the first quarter of 2010. Average monthly revenue per active paying account (ARPU) for MMORPGs was RMB35.1, compared to RMB35.4 in the preceding quarter.

•
Net revenues from advanced casual games were RMB71.4 million (US$10.5 million), compared to RMB72.2 million and RMB93.5 million for the same period last year and the first quarter of 2010, respectively. The quarter-over-quarter revenue decrease was primarily due to weaker seasonality for advanced casual games. APA for advanced casual games decreased 14% sequentially to 0.92 million, and ARPU decreased 11% sequentially to RMB25.8.

•
Operating income was RMB323.6 million (US$47.7 million), compared to RMB431.0 million in the second quarter of 2009 and RMB378.1 million in the first quarter of 2010. Operating margin was 29.1%, compared to 37.2% in the second quarter of 2009 and 33.1% in the first quarter of 2010.

•
Non-GAAP operating income was RMB367.8 million (US$54.2 million), compared with RMB441.1 million in the second quarter of 2009 and RMB391.0 million in the first quarter of 2010. Non-GAAP operating margin was 33.1%, compared with 38.1% in the second quarter of 2009 and 34.2% in the first quarter of 2010.

•
GAAP net income attributable to ordinary shareholders was RMB304.3 million (US$44.8 million), compared with RMB363.2 million in the second quarter of 2009 and RMB329.0 million in the first quarter of 2010. Earnings per diluted ADS were RMB1.06 (US$0.16), compared with RMB1.32 in the second quarter of 2009 and RMB1.14 in the first quarter of 2010.

•
Non-GAAP net income attributable to ordinary shareholders was RMB348.5 million (US$51.3 million), compared with RMB373.3 million in the second quarter of 2009 and RMB341.9 million in the first quarter of 2010. Non-GAAP earnings per diluted ADS were RMB1.22 (US$0.18), compared with RMB1.36 in the second quarter of 2009 and RMB1.18 in the first quarter of 2010.

(1)
The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.7909 to US$1.00 as published by the People’s Bank of China on June 30, 2010. The percentages stated in this press release are calculated based on the RMB amounts.

(2)	Non-GAAP measures are disclosed and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.
“Our second quarter financial results were in line with our expectations, as we improved the game environment for Mir II following the launch of expansion packs in April and June,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “At the same time, we continued to advance our strategy to provide high-quality, diverse and innovative game content to expand our user base. ‘Dragon Nest,’ a 3D action MMORPG that we launched in late July, has been warmly received by our gamers and is one of the most successful game launches in China this year. We are very pleased with the overwhelming response to and the popularity of this game, which is the first in a strong portfolio of new games we intend to introduce over the next few quarters, including ‘Legend of Immortals,’ ‘Bubble Fighter,’ and ‘Hades Realm II.’ We expect the introduction of these high-quality games will help us attract a broader user base and achieve a more balanced revenue structure.”
“We also continued to execute on our long-term vision of building a game platform offering the most compelling content and services. Earlier today, we announced that we have reached an agreement to acquire Eyedentity Games, a leading Korean game developer and the creator of ‘Dragon Nest’. We believe that the acquisition will not only help us capture the full benefits of the successful launch of ‘Dragon Nest’, but solidify our R&D capabilities and enhance our international exposure. Additionally, our cooperation with China Network Television to form a joint venture to establish an online game video channel and game operation platform serves as an innovative step to strengthen the operation and marketing capabilities of our platform. Furthermore, we are very encouraged by the recent launch of the Mochi China website and its nation-wide competition to attract top game developer talent to add more quality mini games to our platform.”

“Looking ahead, we believe that, over the longer term, our strong pipeline of new games, international expansion, an integrated platform, expansion into mini and casual games, and a broad and loyal user base, as well as an experienced operating team, shall provide us with a solid foundation to achieve our growth potential,” Mr. Tan concluded.
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on September 9, 2010 Beijing/Hong Kong time (9:00 p.m. on September 8, 2010 Eastern Time), to discuss its second quarter results. A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.shandagames.com.
Second quarter 2010 Financial Results
Net Revenues. Shanda Games reported net revenues of RMB1,112.7 million (US$163.9 million) in the second quarter of 2010, compared with RMB1,158.5 million in the second quarter of 2009 and RMB1,143.2 million in the first quarter of 2010. Revenues from MMORPGs and advanced casual games accounted for 91% and 7% of total net revenues, respectively. Other revenues accounted for 2% of total net revenues.
Net revenues from MMORPGs were RMB1,015.4 million (US$149.5 million), compared with RMB1,079.3 million in the second quarter of 2009 and RMB1,022.9 million in the first quarter of 2010. The 1% sequential decline in revenue was primarily due to seasonality factors. APA for MMORPGs was 9.64 million in the second quarter of 2010, compared with 9.62 million in the first quarter of 2010.

ARPU for MMORPGs was RMB35.1, compared with RMB35.4 in the previous quarter.
Net revenues from advanced casual games were RMB71.4 million (US$10.5 million), compared with RMB72.2 million in the second quarter of 2009 and RMB93.5 million in the first quarter of 2010. The sequential decline in revenue was primarily due to seasonality for advanced casual games for which the first quarter of each year is typically a high season with the winter holidays and Chinese New Year. As a result, APA for advanced casual games decreased 14% sequentially to RMB0.92 million, and ARPU decreased 11% sequentially to RMB25.8.
Other revenues in the second quarter of 2010 were RMB25.9 million (US$3.9 million), compared with RMB7.0 million in the second quarter of 2009 and RMB26.8 million in the first quarter of 2010. The year-over-year increase in other revenues was mainly due to the acquisition of Mochi Media in the first quarter of 2010.
Cost of Revenues. Cost of revenues for the second quarter of 2010 remained relatively flat at RMB467.1 million (US$68.8 million), compared with RMB466.4 million in the second quarter of 2009 and RMB469.2 million in the first quarter of 2010. Cost of revenues as a percentage of net revenues was 42.0% in the second quarter of 2010, compared with 40.3% in the same period last year and 41.0% in the preceding quarter. The sequential increase in cost of revenues as a percentage of net revenues was mainly due to an increase in revenues from licensed games as a percentage of net revenues in the second quarter.
Gross Profit. Gross profit for the second quarter of 2010 was RMB645.6 million (US$95.1 million), compared with RMB692.1 million in the second quarter of 2009 and RMB674.0 million in the first quarter of 2010. Gross margin was 58.0% in the second quarter of 2010, compared with 59.7% in the second quarter of 2009 and 59.0% in the first quarter of 2010.

Operating Expenses. Total operating expenses for the second quarter of 2010 were RMB322.0 million (US$47.4 million), compared with RMB261.1 million in the second quarter of 2009 and RMB295.9 million in the first quarter of 2010. Research and development expenses increased sequentially mainly due to increases in outsourced R&D and investments in independent game development and operating studios through 18 Capital during the second quarter of 2010. Research and development expenses represented 9.7% of net revenues, compared with 6.2% in the second quarter of 2009 and 9.1% in the first quarter of 2010. Sales and marketing expenses increased sequentially primarily due to an increase in advertising expense to promote new games to be launched in the second half of 2010. Sales and marketing expenses represented 10.6% of net revenues, compared with 9.5% in the second quarter of 2009 and 9.4% in the first quarter of 2010. General and administrative expenses increased sequentially as a result of an increase in share-based compensation expense, partially offset by a decrease in bad debt expense. General and administrative expenses accounted for 8.6% of net revenues, compared with 6.9% in the second quarter of 2009 and 7.4% in the first quarter of 2010.
Share-based compensation was RMB44.2 million (US$6.5 million) in the second quarter of 2010, compared with RMB10.1 million in the second quarter of 2009 and RMB12.9 million in the first quarter of 2010. The sequential increase was primarily due to a fact that, during the first quarter of 2010, the Company recognized a reduction in share-based compensation expense resulting from the departure of certain senior executives in the first quarter of 2010 and the net effect of a failure to meet certain performance targets related to stock option awards.
Operating Income. Operating income for the second quarter of 2010 was RMB323.6 million (US$47.7 million), compared with RMB431.0 million in the second quarter of 2009 and RMB378.1 million in the first quarter of 2010. Operating margin was 29.1% in the second quarter of 2010, compared to 37.2% in the second quarter of 2009 and 33.1% in the first quarter of 2010.
Non-GAAP(2) Operating Income. Non-GAAP operating income for the second quarter of 2010 was RMB367.8 million (US$54.2 million), compared with RMB441.1 million in the second quarter of 2009 and RMB391.0 million in the first quarter of 2010. Non-GAAP operating margin was 33.1% in the second quarter of 2010, compared with 38.1% in the second quarter of 2009 and 34.2% in the first quarter of 2010.

Other Income (Expense). Other expense for the second quarter of 2010 was RMB4.1 million (US$0.6 million), compared with other income of RMB34.3 million in the second quarter of 2009 and RMB53.5 million in the first quarter of 2010. The difference in other income (expense) was mainly due to the timing of the receipt of certain government subsidies, which totaled nil in the second quarter of 2010, compared with RMB36.4 million in the second quarter of 2009 and RMB55.5 million in the first quarter of 2010.
Income Tax Expense. Income tax expense for the second quarter of 2010 was RMB27.5 million (US$4.0 million), as compared with RMB101.2 million in the second quarter of 2009 and RMB109.7 million in the first quarter of 2010. The effective tax rate was 8.2% in the second quarter of 2010, compared with 21.5% in the second quarter of 2009 and 24.9% in the first quarter of 2010. During the second quarter of 2010, certain subsidiaries of the Company qualified as a “software development enterprise” and therefore became subject to preferred tax rates starting from the year 2009. The quarter-over-quarter decrease in effective tax rate was primarily due to the reversal recorded in the second quarter of 2010 for the excess tax charge related to the fiscal year 2009 and the first quarter of 2010 as these subsidiaries did not receive approval for the preferred tax status until second quarter of 2010.
Net Income Attributable to Ordinary Shareholders. Net income for the second quarter of 2010 was RMB304.3 million (US$44.8 million), compared with RMB363.2 million in the second quarter of 2009 and RMB329.0 million in the first quarter of 2010. Earnings per diluted ADS in the second quarter of 2010 were RMB1.06 (US$0.16), compared with RMB1.32 in the second quarter of 2009 and RMB1.14 in the first quarter of 2010.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the second quarter of 2010 was RMB348.5 million (US$51.3 million), compared with RMB373.3 million in the second quarter of 2009 and RMB341.9 million in the first quarter of 2010. Non-GAAP earnings per diluted ADS in the second quarter of 2010 were RMB1.22 (US$0.18), compared with RMB1.36 in the second quarter of 2009 and RMB1.18 in the first quarter of 2010.

Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the second quarter of 2010 the Company generated RMB322.9 million (US$47.5 million) in cash flows from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB2,847.6 million as of March 31, 2010 to RMB3,014.9 million (US$443.9 million) as of June 30, 2010.
First Half 2010 Financial Results
Net Revenues. Net revenues for the first half of 2010 totaled RMB2,255.9 million (US$332.2 million), representing an increase of 3% from RMB2,198.5 million in the first half of 2009.
Gross Profit. Gross profit for the first half of 2010 was RMB1,319.6 million (US$194.3 million), compared with RMB1,317.4 million in the first half of 2009. Gross margin was 58.5% in the first half of 2010, compared to 59.9% in the same period last year.
Operating Income. Operating income for the first half of 2010 was RMB701.7 million (US$103.3 million), compared with RMB831.6 million in the first half of 2009. Operating margin was 31.1% in the first half of 2010, compared to 37.8% in the same period last year.
Net Income Attributable to Ordinary Shareholders. Net income for the first half of 2010 was RMB633.3 million (US$93.3 million), compared with RMB671.2 million in the first half of 2009. Net margin was 28.1% in the first half of 2010, compared with 30.5% in the first half of 2009. Earnings per diluted ADS in the first half of 2010 were RMB2.20 (US$0.32), compared with RMB2.44 in the first half of 2009.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first half of 2010 was RMB690.4 million (US$101.7 million), compared with RMB689.7 million in the first half 2009. Operating margin was 30.6% in the first half of 2010, compared with 31.4% in the first half of 2009. Non-GAAP earnings per diluted ADS in the first half of 2010 were RMB2.40 (US$0.36), compared with RMB2.50 in the first half of 2009.

Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the first half of 2010 the Company generated RMB702.0 million (US$103.4 million) in cash flows from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB2,611.6 million as of December 31, 2009 to RMB3,014.9 million (US$443.9 million) as of June 30, 2010.
Recent Business Highlights
On July 22, 2010, Shanda Games started open-beta testing for “Dragon Nest,” a 3D action-based MMORPG that the Company licensed from Eyedentity Games.
On September 9, 2010, Shanda Games announced that it has entered into a joint venture agreement with China Network Television (“CNTV”), a national online broadcaster, to establish an online game video channel and engage in other related businesses such as online game operation.
On September 9, 2010, Shanda Games announced that it has reached an agreement to acquire Eyedentity Games, the Korean online game developer of Dragon Nest, for US$95 million.
Share Repurchase
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $150 million worth of its outstanding ADSs during the next twenty four (24) months. As of September 7, 2010, the Company has repurchased approximately 3.7 million ADSs for an aggregate consideration of US$24.5 million.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income attributable to ordinary shareholders and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the success of any existing or future acquisitions or investments, the introduction of expansion packs to existing titles, the introduction and timing of new game titles, and the future benefits brought by these new games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the steps the Company has taken to reverse the decline in revenues from Mir II are not effective, there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release, such games and any related expansion packs are not well received by users in China, the games fail to meet the expectations of end users, and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BANLANCE SHEETS
(in millions, except for share and per share data)

	As of December 31,	As of March 31,	As of June 30,
	2009	2010	2010
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,799.1	2,073.4	1,680.9	247.5
Restricted cash	54.5	0.8	4.3	0.6
Short-term investments	758.0	773.4	1,329.7	195.8
Marketable securities	9.2	8.7	5.4	0.8
Accounts receivable, net of allowance for doubtful accounts	18.5	31.8	24.4	3.6
Accounts receivable due from related parties	405.9	406.2	358.9	52.9
Deferred licensing fees and related costs	53.6	57.0	40.3	5.9
Prepayments and other current assets	112.8	101.9	170.4	25.2
Other receivables due from related parties	6.2	5.5	5.5	0.8
Deferred tax assets	79.6	80.1	57.2	8.4

Total current assets	3,297.4	3,538.8	3,677.0	541.5

Investment in affiliated companies	8.7	11.4	14.3	2.1
Property and equipment	139.8	141.1	150.8	22.2
Intangible assets	517.2	952.5	897.1	132.1
Goodwill	170.1	358.8	358.8	52.8
Long-term deposits	64.8	66.2	61.4	9.0
Other long term assets	113.4	120.2	138.1	20.4
Non-current deferred tax assets	16.1	7.9	7.9	1.2

Total assets	4,327.5	5,196.9	5,305.4	781.3

LIABILITIES
Current liabilities:
Short-term borrowings	15.0	15.0	—	—
Accounts payable	27.3	30.1	49.0	7.2
Accounts payable due to related parties	70.8	68.5	76.8	11.3
Licensing fees payable	224.5	196.6	187.7	27.6
Taxes payable	142.5	127.6	59.8	8.8
Deferred revenue	250.9	263.1	193.6	28.5
Other payables and accruals	433.5	456.5	392.4	57.9
Other payables due to related parties	19.9	438.8	443.0	65.2
Deferred tax liabilities	76.6	93.1	93.2	13.7

Total current liabilities	1,261.0	1,689.3	1,495.5	220.2

Long-term liabilities	6.1	9.2	11.5	1.7
Non-current deferred tax liabilities	31.2	187.2	181.3	26.7
Non-current deferred revenue	3.5	24.2	26.5	3.9

Total liabilities	1,301.8	1,909.9	1,714.8	252.5

SHAREHOLDERS’ EQUITY
Ordinary shares	42.0	41.6	41.6	6.1
Additional paid-in capital	1,229.2	1,273.9	1,333.0	196.3
Statutory reserves	127.0	127.0	141.6	20.9
Accumulated other comprehensive loss	(58.6)	(53.7)	(72.9)	(10.7)
Retained earnings	1,480.2	1,684.0	1,939.9	285.7

Total Shanda Games Limited shareholders’ equity	2,819.8	3,072.8	3,383.2	498.3
Non-controlling interests	205.9	214.2	207.4	30.5

Total shareholders’ equity	3,025.7	3,287.0	3,590.6	528.8

Total liabilities and shareholders’ equity	4,327.5	5,196.9	5,305.4	781.3

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	June 30, 2009	March 31, 2010	June 30, 2010
	RMB	RMB	RMB	US$
Net revenues:
MMORPGs revenues	1,079.3	1,022.9	1,015.4	149.5
Advanced casual game revenues	72.2	93.5	71.4	10.5
Other revenues	7.0	26.8	25.9	3.9

Total net revenues	1,158.5	1,143.2	1,112.7	163.9

Cost of revenues	(466.4)	(469.2)	(467.1)	(68.8)

Gross profit	692.1	674.0	645.6	95.1

Operating expenses:
Product development	(71.6)	(104.1)	(108.1)	(15.9)
Sales and marketing	(109.9)	(107.6)	(118.2)	(17.4)
General and administrative	(79.6)	(84.2)	(95.7)	(14.1)

Total operating expenses	(261.1)	(295.9)	(322.0)	(47.4)

Income from operations	431.0	378.1	323.6	47.7
Interest income	5.9	9.5	16.5	2.4
Investment income	0.2	—	0.2	—
Other income/(expenses), net	34.3	53.5	(4.1)	(0.6)

Income before income tax expenses, equity in affiliated companies, and minority interests	471.4	441.1	336.2	49.5

Income tax expenses	(101.2)	(109.7)	(27.5)	(4.0)
Equity in loss of affiliated companies	(3.3)	(0.5)	(0.6)	(0.1)

Net income	366.9	330.9	308.1	45.4
Less: Net income attributable to non-controlling interests	(3.7)	(1.9)	(3.8)	(0.6)

Net income attributable to ordinary shareholders	363.2	329.0	304.3	44.8

Earnings per ordinary share
Basic	0.66	0.57	0.53	0.08
Diluted	0.66	0.57	0.53	0.08

Earnings per ADS
Basic	1.32	1.14	1.06	0.16
Diluted	1.32	1.14	1.06	0.16

Weighted average ordinary shares outstanding
Basic	550,000,000	575,479,214	570,620,045	570,620,045
Diluted	550,154,062	576,077,064	570,620,045	570,620,045

Weighted average ADS outstanding
Basic	275,000,000	287,739,607	285,310,023	285,310,023
Diluted	275,077,031	288,038,532	285,310,023	285,310,023

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	441.1	391.0	367.8	54.2
Share-based compensation cost	(10.1)	(12.9)	(44.2)	(6.5)
GAAP Operating income	431.0	378.1	323.6	47.7

Non-GAAP net income attributable to ordinary shareholders	373.3	341.9	348.5	51.3
Share-based compensation cost	(10.1)	(12.9)	(44.2)	(6.5)
GAAP net income attribute to ordinary shareholders	363.2	329.0	304.3	44.8

Non-GAAP diluted earnings per share	0.68	0.59	0.61	0.09
Share-based compensation cost per share	(0.02)	(0.02)	(0.08)	(0.01)

GAAP diluted earnings per share	0.66	0.57	0.53	0.08

Non-GAAP diluted earnings per ADS	1.36	1.18	1.22	0.18
Share-based compensation cost per ADS	(0.04)	(0.04)	(0.16)	(0.02)

GAAP diluted earnings per ADS	1.32	1.14	1.06	0.16

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(6.6)	(16.9)	(16.9)	(2.5)
Product development	—	(1.0)	(1.0)	(0.1)
Sales and marketing	—	(1.8)	(1.8)	(0.3)
General and administrative	—	(2.8)	(2.8)	(0.4)

Total	(6.6)	(22.5)	(22.5)	(3.3)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the six months period ended,
	June 30, 2009	June 30, 2010
	RMB	RMB	US$
Net revenues:
MMORPGs revenues	2,026.1	2,038.3	300.2
Advanced casual game revenues	159.8	164.9	24.3
Other revenues	12.6	52.7	7.7

Total net revenues	2,198.5	2,255.9	332.2

Cost of revenues	(881.1)	(936.3)	(137.9)

Gross profit	1,317.4	1,319.6	194.3

Operating expenses:
Product development	(151.9)	(212.2)	(31.2)
Sales and marketing	(181.4)	(225.8)	(33.3)
General and administrative	(152.5)	(179.9)	(26.5)

Total operating expenses	(485.8)	(617.9)	(91.0)

Income from operations	831.6	701.7	103.3
Interest income	11.5	26.0	3.8
Investment income	0.2	0.2	—
Other income, net	38.0	49.4	7.4

Income before income tax expenses, equity in affiliated companies, and minority interests	881.3	777.3	114.5

Income tax expenses	(190.7)	(137.2)	(20.2)
Equity in loss of affiliated companies	(10.2)	(1.1)	(0.2)

Net income	680.4	639.0	94.1
Less: Net income attributable to non-controlling interests	(9.2)	(5.7)	(0.8)

Net income attributable to ordinary shareholders	671.2	633.3	93.3

Earnings per ordinary share
Basic	1.22	1.11	0.16
Diluted	1.22	1.10	0.16

Earnings per ADS
Basic	2.44	2.22	0.32
Diluted	2.44	2.20	0.32

Weighted average ordinary shares outstanding
Basic	550,000,000	573,036,207	573,036,207
Diluted	550,084,738	573,335,132	573,335,132

Weighted average ADS outstanding
Basic	275,000,000	286,518,104	286,518,104
Diluted	275,042,369	286,667,566	286,667,566

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	850.1	758.8	111.7
Share-based compensation cost	(18.5)	(57.1)	(8.4)
GAAP Operating income	831.6	701.7	103.3

Non-GAAP net income attributable to ordinary shareholders	689.7	690.4	101.7
Share-based compensation cost	(18.5)	(57.1)	(8.4)
GAAP net income attribute to ordinary shareholders	671.2	633.3	93.3

Non-GAAP diluted earnings per share	1.25	1.20	0.18
Share-based compensation cost per share	(0.03)	(0.10)	(0.02)

GAAP diluted earnings per share	1.22	1.10	0.16

Non-GAAP diluted earnings per ADS	2.50	2.40	0.36
Share-based compensation cost per ADS	(0.06)	(0.20)	(0.04)

GAAP diluted earnings per ADS	2.44	2.20	0.32

Supplemental disclosure of intangible assets amortization arising from acquisition included in:

Cost of revenues	(13.1)	(33.8)	(5.0)
Product development		(2.0)	(0.2)
Sales and marketing		(3.6)	(0.6)
General and administrative		(5.6)	(0.8)

Total	(13.1)	(45.0)	(6.6)